UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

First Interstate BancSystem, Inc.

(Name of Issuer)

Class A Common Stock and Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

(CUSIP Numbers)

Thomas W. Scott

c/o First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 19 Pages)

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 2 of 15 Pages

1.	Names of Reporting Persons Randall I. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,833,076 (of which 4,819,136 are shares of Class B Stock and 13,940 are shares of Class A Stock)
	8.	Shared Voting Power 429,180 (all of which are shares of Class B Stock)
	9.	Sole Dispositive Power 5,012,570 (of which 4,998,630 are shares of Class B Stock and 13,940 are shares of Class A Stock)
	10.	Shared Dispositive Power 429,180 (of which all are shares of Class B Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,750 (of which 5,427,810 are shares of Class B Stock and 13,940 are shares of Class A Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1% Class A; 22.9% Class B
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 3 of 15 Pages

1.	Names of Reporting Persons N Bar 5, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,795,676 (all of which are shares of Class B Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,795,676 (all of which are shares of Class B Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,676 (all of which are shares of Class B Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% Class A; 16.0% Class B
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 4 of 15 Pages

1.	Names of Reporting Persons James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,656,632 (of which 4,634,291 are shares of Class B Stock and 22,341 are shares of Class A Stock)
	8.	Shared Voting Power 395,612 (of which 362,205 are shares of Class B Stock and 33,407 are shares of Class A Stock)
	9.	Sole Dispositive Power 2,309,229 (of which 2,286,888 are shares of Class B Stock and 22,341 are shares of Class A Stock)
	10.	Shared Dispositive Power 2,743,015 (of which 2,709,608 are shares of Class B Stock and 33,407 are shares of Class A Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,244 (of which 4,996,496 are shares of Class B Stock and 55,748 are shares of Class A Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.9% Class A; 21.1% Class B
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 5 of 15 Pages

1.	Names of Reporting Persons. J.S. Investments Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,211,036 (all of which are shares of Class B Stock)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,211,036 (all of which are shares of Class B Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,211,036 (all of which are shares of Class B Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% Class A; 9.3% Class B
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 6 of 15 Pages

1.	Names of Reporting Persons. John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,310,920 (of which 1,293,976 are shares of Class B Stock and 16,944 are shares of Class A Stock)
	8.	Shared Voting Power 429,180 (all of which are shares of Class B Stock)
	9.	Sole Dispositive Power 1,310,920 (of which 1,293,976 are shares of Class B Stock and 16,944 are shares of Class A Stock)
	10.	Shared Dispositive Power 429,180 (all of which are shares of Class B Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,100 (of which 1,723,156 are shares of Class B Stock and 16,944 are shares of Class A Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% Class A; 7.3% Class B
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 7 of 15 Pages

15.	Names of Reporting Persons. Towanda Investments Limited Partnership
16.	Check the Appropriate Box if a Member of a Group (See Instructions) (c) ☒ (d) ☐
17.	SEC Use Only
18.	Source of Funds (See Instructions) WC
19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
20.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	21.	Sole Voting Power 1,155,792 (all of which are shares of Class B Stock)
	22.	Shared Voting Power 0
	23.	Sole Dispositive Power 1,155,792 (all of which are shares of Class B Stock)
	24.	Shared Dispositive Power 0
25.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,792 (all of which are shares of Class B Stock)
26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
27.	Percent of Class Represented by Amount in Row (11) 5.1% Class A; 4.9% Class B
28.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 8 of 15 Pages

1.	Names of Reporting Persons. Thomas W. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,618,381 (of which 2,604,446 are shares of Class B Stock and 13,935 are shares of Class A Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,618,381 (of which 2,604,446 are shares of Class B Stock and 13,935 are shares of Class A Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,381 (of which 2,604,446 are shares of Class B Stock and 13,935 are shares of Class A Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8% Class A; 11.0% Class B
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 9 of 15 Pages

1.	Names of Reporting Persons. Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,356,259 (of which 2,330,066 are shares of Class B Stock and 26,193 are shares of Class A Stock)
	8.	Shared Voting Power 1,418 (all of which are shares of Class B Stock)
	9.	Sole Dispositive Power 26,193 (all of which are shares of Class A Stock)
	10.	Shared Dispositive Power 2,330,066 (of which all are shares of Class B Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,357,677 (of which 2,331,484 are shares of Class B Stock and 26,193 are shares of Class A Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% Class A; 9.8% Class B
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 10 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This filing relates to shares of the Class A common stock (“Class A Stock”), no par value per share, and the Class B common stock (“Class B Stock”), no par value per share (collectively, the “Common Stock”), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. The Class A Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock, which is not listed on any market or exchange, is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.

The Issuer had 21,698,594 shares of Class A Stock and 23,729,631 shares of Class B Stock outstanding as of December 31, 2015. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of December 31, 2015.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This schedule is being filed by each of Randall I. Scott, N Bar 5, Limited Partnership (“N Bar 5”), James R. Scott, J.S. Investments Limited Partnership (“J.S. Investments”), John M. Heyneman, Jr., Towanda Investments Limited Partnership (“Towanda”), Thomas W. Scott, and Homer A. Scott, Jr.(each, a “Reporting Person” and collectively, the “Reporting Persons”).

As of December 31, 2015, the Reporting Persons as a group are the beneficial owners of 16,780,972 shares of Common Stock (of which 16,654,212 are shares of Class B Stock and 126,760 are shares of Class A Stock). Such shares of Common Stock represent beneficial ownership of 43.8% of Class A Stock and 70.1% of Class B Stock. Such shares of Common Stock represent 59.4% of the voting power of the Common Stock.

Mr. Randall I. Scott has been a director of the Issuer since May 2012 and was previously a director of the Issuer from 1993 to 2002 and from 2003 to 2011. He is a certified financial planner and managing general partner of N Bar 5. N Bar 5 is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Scott and N Bar 5 is P.O. Box 7113, Billings, Montana 59103.

Mr. James R. Scott has been a director of the Issuer since 1971, the Vice Chairman of the Issuer’s board of directors from 1990 through 2012 and the Executive Vice Chairman of the Issuer’s board of directors since 2012. On January 21, 2016, Mr. Scott assumed the role of Chairman of the Company’s board of directors. Mr. Scott is also Chairman of the Padlock Ranch Corporation, Managing Partner of J.S. Investments and a board member of Foundation for Community Vitality. J.S. Investments is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Scott and J.S. Investments is P.O. Box 7113, Billings, Montana 59103.

Mr. John M. Heyneman, Jr. has been a director of the Issuer since 2010. Mr. Heyneman was previously Project Manager of Partnership for Wyoming’s Future from 2009 through 2012. Mr. Heyneman is Managing General Partner of Towanda, a Delaware limited partnership engaged in the business of managing investments. The business address for each of Mr. Heyneman and Towanda is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.

Mr. Thomas W. Scott has been a director of the Issuer since 1971 and the Chairman of the Issuer’s board of directors since 2004. Mr. Scott retired from the Company’s board of directors effective January 21, 2016. Mr. Scott’s business address is P.O. Box 30918, Billings, Montana 59116.

Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.

(d) – (e) During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 11 of 15 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made due to the combination of the Reporting Persons for the purpose of acting together as a group as set forth below in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

Each Reporting Person, as either one of the descendents of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. The shares of capital stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer, other than the Shareholder Agreement (as defined below), including predecessor versions thereof, which contains certain customary transfer restrictions and provides the parties thereto a right of first refusal, except for certain permitted transfers.

The Issuer completed an initial public offering of Class A Stock and related listing of such stock on The NASDAQ Stock Market LLC in March 2010. The Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer, reached an oral agreement as a group, effective as of the date of the Joint Filing Agreement included as an exhibit hereto, for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the foregoing and the Shareholder Agreement, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, including the Scott Family Shareholders’ Agreement among Scott family members dated October 29, 2010 (the “Shareholder Agreement”), there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

The group comprised of the Reporting Persons included in this filing beneficially owns an aggregate of 16,780,972 shares (of which 16,654,212 are shares of Class B Stock and 126,760 are shares of Class A Stock), representing 43.8% of the Class A Stock and 70.1% of the Class B Stock. Such shares of Common Stock represent 59.4% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

•

Randall I. Scott beneficially owns 5,441,750 shares of Common Stock (of which 5,427,810 are shares of Class B Stock and 13,940 are shares of Class A Stock), representing 20.1% of the Class A Stock and 22.9% of the Class B Stock. This amount includes 3,795,676 shares of Class B Stock held by N Bar 5, of which Mr. Scott is the managing general partner. Mr. Scott disclaims beneficial ownership of the shares owned by N Bar 5 except to the extent of his pecuniary interest in such shares arising from his interest in N Bar 5. The shares of Class B Stock held by N Bar 5 represent 14.9% of the Class A Stock and 16.0% of the Class B Stock. Mr. Scott has sole voting and dispositive power over the 3,795,676 shares of Class B Stock held by N Bar 5. Mr. Scott also has sole voting and dispositive power with respect to 357,840 shares of Class B Stock held by a family limited partnership for which Mr. Scott is the beneficiary. Mr. Scott has sole voting and dispositive power over an additional 11,297 shares of Common Stock (of which all are shares of Class A Stock), which includes 1,649 shares of Class A Stock held directly by Mr. Scott, and 9,648 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc. (the “FIB 401(k) Plan”). Mr. Scott has sole dispositive power with respect to 670,160 shares of Class B Stock held by four family limited partnerships, of which Mr. Scott has sole

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 12 of 15 Pages

voting power with respect to 490,666 of such shares and no voting power over 179,494 of such shares. Mr. Scott disclaims beneficial ownership of all 670,160 shares of Class B Stock held by the four limited family partnerships, the beneficiaries of which are various family members. Mr. Scott has sole voting and dispositive power over 177,597 shares of Common Stock (of which 2,643 shares are Class A Stock and 174,954 shares are Class B Stock) held as co-trustee of the Randall I. Scott Revocable Trust, for which Mr. Scott is the beneficiary. Mr. Scott has shared voting and dispositive power over 429,180 shares of Class B Stock held by five separate trusts, of which Mr. Scott is the co-trustee of each trust. Mr. Scott disclaims beneficial ownership of 429,180 shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

•	James R. Scott beneficially owns 5,052,244 shares of Common Stock (of which 4,996,496 are shares of Class B Stock and 55,748 are shares of Class A Stock), representing 18.9% of the Class A Stock and 21.1% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 2,309,229 shares of Common Stock (of which 2,286,888 are Class B Stock and 22,341 are Class A Stock), which includes 2,211,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the managing general partner, 75,852 shares of Class B Stock held as conservator for a custodial account, 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the FIB 401(k) Plan and 4,577 shares of Class A Stock held directly by Mr. Scott. The shares of Class B Stock held by J.S. Investments represents 9.2% of the Class A Stock and 9.3% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over 2,347,403 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust. Mr. Scott has shared voting and dispositive power over 395,612 shares of Common Stock (of which 362,205 are shares of Class B Stock and 33,407 are shares of Class A Stock), which includes 35,240 shares of Class B Stock held as president of a family charitable foundation, 4,324 shares of Class B Stock held as co-trustee for a family member, and 356,048 shares of Common Stock (of which 322,641 are shares of Class B Stock and 33,407 are shares of Class A Stock) held as a board member of Foundation for Community Vitality, a non-profit organization.

•	John M. Heyneman, Jr. beneficially owns 1,740,100 shares of Common Stock (of which 1,723,156 are shares of Class B Stock and 16,944 are shares of Class A Stock), representing 7.4% of the Class A Stock and 7.3% of the Class B Stock. This amount includes 1,155,792 shares of Class B Stock held by Towanda, of which Mr. Heyneman is the managing general partner. Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest in such shares arising from his interest in Towanda. The shares of Class B Stock held by Towanda represent 5.1% of the Class A stock and 4.9% of the Class B Stock. Mr. Heyneman has sole voting and dispositive power over the 1,155,792 shares of Class B Stock held by Towanda. Mr. Heyneman also has sole voting and dispositive power over 155,128 shares of Common Stock (of which 138,184 are Class B Stock and 16,944 are Class A Stock), which include 123,184 shares of Class B Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust, 15,000 shares of Class B Stock and 1,649 shares of Class A Stock held directly by Mr. Heyneman, and 15,295 shares of Class A Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof. In addition, Mr. Heyneman has shared voting and dispositive power over 429,180 shares of Class B Stock held by five separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all 429,180 shares of Class B Stock held by the five trusts, the beneficiaries of which are various family members.

•	Thomas W. Scott beneficially owns 2,618,381 shares of Common Stock (of which 2,604,446 are shares of Class B Stock and 13,935 are shares of Class A Stock), representing 10.8% of the Class A Stock and 11.0% of the Class B Stock. Mr. Scott has sole voting and dispositive power over these shares. Included in the 2,618,381 shares of Common Stock beneficially owned by Mr. Scott are 222,528 of Class B stock held by IXL, LLC, a limited liability company for which Mr. Scott acts as a managing partner. Mr. Scott disclaims beneficial ownership of the 222,528 shares of Class B Stock held by IXL, LLC.

•	Homer A. Scott, Jr. beneficially owns 2,357,677 shares of Common Stock (of which 2,331,484 are Class B Stock and 26,193 are shares of Class A Stock), representing 9.8% of the Class A Stock and 9.8% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over 2,330,066 shares of Class B Common Stock held as co-trustee of the Homer A. Scott, Jr. 2010 Revocable Trust. In addition, Mr. Scott has sole voting and dispositive power over 26,193 shares of Class A Stock owned through Mr. Scott’s individual retirement account. Mr. Scott has shared voting power but no dispositive over 1,418 shares of Class B Common Stock held by a family unitrust.

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 13 of 15 Pages

(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2. Shares of Class B Stock transferred to persons other than “permitted transferees” under the Issuer’s Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Stock upon transfer.

•	On November 4, 2015, Homer A. Scott, Jr. sold 10,100 shares of Class A Stock at a price of $28.47 per share in an open market transaction.

•	On November 16, 2015, James R. Scott received 341 shares of Class B Stock valued at $29.00 per share in an in-kind distribution from a charitable remainder unitrust.

•	On November 18, 2015, Thomas W. Scott disposed of 8,550 shares of Class B Stock and 6,838 shares of Class A Stock in gift transactions.

•	On November 19, 2015, Homer A. Scott, Jr. disposed of 9,460 shares of Class B Stock in gift transactions.

•	On November 24, 2015, Homer A. Scott, Jr. sold 1,410 shares of Class A stock at a price of $29.80 per share in an open market transaction.

•	On November 25, 2015, James R. Scott disposed of 3,767 shares of Class A Stock in gift transactions.

(d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, the Reporting Persons have agreed orally to effect as a group influence or control over the Issuer. As referenced in Item 4 above, the Reporting Persons are parties to or subject to the contracts, arrangements, understandings, and relationships described in this Item 6.

Currently, the Reporting Persons are parties to the Shareholder Agreement which contains certain customary transfer restrictions with respect to the Class B Stock and provides the parties thereto a right of first refusal, except for certain permitted transfers. The primary purpose of the Shareholder Agreement is to preserve opportunities within the extended Scott family to purchase shares of Class B Stock before they are converted and sold in the open market as shares of Class A Stock. The Shareholder Agreement is not applicable to shares of Class A Stock and, except as specifically set forth therein, does not provide for any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer. A copy of the Shareholder Agreement was previously filed with the Securities and Exchange Commission. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference.

Additionally, certain of the Reporting Persons have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1*	Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Scott Family Shareholders’ Agreement dated October 29, 2010

* Previously filed.

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2016
Date

/s/ RANDALL I. SCOTT *
Randall I. Scott

N Bar 5, Limited Partnership

By:	/s/ RANDALL I. SCOTT *
Name:	Randall I. Scott
Title:	Managing General Partner

/s/ JAMES R. SCOTT *
James R. Scott

J.S. Investments Limited Partnership

By:	/s/ JAMES R. SCOTT *
Name:	James R. Scott
Title:	Managing General Partner

/s/ J. M. HEYNEMAN, JR. *
John M. Heyneman, Jr.

Towanda Investments Limited Partnership

By:	/s/ J. M. HEYNEMAN, JR. *
Name:	John M. Heyneman, Jr.
Title:	Managing General Partner

/s/ THOMAS W. SCOTT *
Thomas W. Scott

/s/ HOMER A. SCOTT, JR. *
Homer A. Scott, Jr.

* By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

CUSIP Nos.: 32055Y 201; 32055Y 300	Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Title

99.1*	Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Scott Family Shareholders’ Agreement dated October 29, 2010

* Previously filed.